Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-255094

January 28, 2022

CareCloud, Inc.

(formerly MTBC, Inc.)

1,000,000 Shares of 8.75% Series B Cumulative Redeemable Perpetual Preferred Stock

$25.00 per Share

(Liquidation Preference $25.00 per Share)

Final Term Sheet

Issuer:	CareCloud, Inc.

Securities:	8.75% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”)

Number of Shares:	1,000,000 Shares of Series B Preferred Stock

Option to Purchase Additional Shares:	Up to 150,000 Shares of Series B Preferred Stock

Trade Date:	January 31, 2022

Settlement Date:	February 2, 2022

Listing:	“MTBCO”

Size:	$25,000,000

Option:	Up to $3,750,000

Maturity Date:	Perpetual (unless redeemed by us on or after February 15, 2024 or in connection with a change of control).

Rating:	The Series B Preferred Stock will not be rated.

Dividend Rate (Cumulative):	We will pay cumulative cash dividends on the Series B Preferred Stock, when and as declared by our Board of Directors, at the rate of 8.75% of the $25.00 liquidation preference per year, equivalent to $2.1875.

Dividend Payment Dates:

Dividends will be payable monthly on the 15th day of each month (each, a “dividend payment date”), provided that if any dividend payment date is not a business day, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day without adjustment in the amount of the dividend. Dividends will be payable to holders of record as they appear in our stock records for the Series B Preferred Stock at the close of business on the corresponding record date, which shall be the last day of the calendar month, whether or not a business day, immediately preceding the month in which the applicable dividend payment date falls (each, a “dividend record date”). As a result, holders of shares of Series B Preferred Stock will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date.

The first dividend on the Series B Preferred Stock is scheduled to be paid on or about March 15, 2022, which may be for more or less than a full month, and will cover the period from the first date we issue and sell Series B Preferred Stock shares through, but not including, February 28, 2022.

Price to the Public:	100%

Day Count:	30/360

Liquidation Preference:	If we liquidate, dissolve or wind up, holders of the Series B Preferred Stock will have the right to receive $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment, before any payment is made to the holders of our common stock.

Optional Redemption:	The Series B Preferred Stock is not redeemable by us prior to February 15, 2024, except as described below. On and after February 15, 2024 and prior to February 15, 2025, the shares of Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.75 per Preferred Share, plus any accumulated and unpaid dividends up to, but not including, the date of redemption. On and after February 15, 2025 and prior to February 15, 2026, the shares of Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.50 per Preferred Share, plus any accumulated and unpaid dividends up to, but not including, the date of redemption. On and after February 15, 2026 and prior to and prior to February 15, 2027, the shares of Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.25 per Preferred Share, plus any accumulated and unpaid dividends up to, but not including, the date of redemption. On and after February 15, 2027, the shares of Series B Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.00 per Preferred Share, plus any accumulated and unpaid dividends up to, but not including the date of redemption.

Special Optional Redemption Upon a Change of Control:	Upon the occurrence of a Change of Control (as defined in the transaction documents), we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends up to, but not including, the redemption date. If we do not exercise this option, shareholders of Series B Preferred Stock may elect to exchange their shares for shares of our common stock, where the number of shares of our common stock issued will equal (1) the redemption price plus any accumulated and unpaid dividends thereon divided by (2) the Common Stock Price (as defined in the transaction document) for such Change of Control.

DRD/QDI Eligible:	Yes

Minimum Denomination / Multiples:	$25.00/$25.00

CUSIP/ISIN:	14167R308

Joint Book-Runners:	B. Riley Securities, Inc., Ladenburg Thalmann & Co. Inc. and EF Hutton, division of Benchmark Investments, LLC

Co-Managers:	Aegis Capital Corp., The Benchmark Company, LLC, Boenning & Scattergood, Inc., Chapin Davis Investments, Colliers Securities LLC and Maxim Group LLC

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement on Form S-3 (including a base prospectus dated April 12, 2021) and a preliminary prospectus supplement dated January 27, 2022 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates, and such registration statement has been declared effective by the SEC. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. at 1300 17th Street, Suite 1300, Arlington, VA 22209, or by calling (703) 312-9580, or by emailing prospectuses@brileyfin.com.